As filed with the Securities and Exchange Commission on February 13, 2025	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

 _____________

KT CORPORATION

(Exact name of issuer of deposited securities as specified in its charter)

_____________

n/a

(Translation of issuer’s name into English)

 _____________

The Republic of Korea

(Jurisdiction of incorporation or organization of issuer)

 __________________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

 _____________

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

 _____________

KT America, Inc.

12750 Center Court Dr., Suite #290

Cerritos, California 90703

(213) 738-7500

(Address, including zip code, and telephone number, including area code, of agent for service)

 __________________________________

Copies to:

Jinduk Han, Esq. Cleary Gottlieb Steen & Hamilton LLP 19F, Ferrum Tower 19, Eulji-ro 5-gil, Jung-gu Seoul 04539 The Republic of Korea +82 2 6353-8000	Herman H. Raspé, Esq. Jean-Claude Lanza, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

__________________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (ADS(s)), each ADS representing the right to receive one-half (1/2) of one (1) share of common stock of KT Corporation (the “Company”)	300,000,000 ADSs	$5.00	$15,000,000.00	$2,296.50

*	Each unit represents 100 ADSs.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraph (14).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (12).

	(iv)	The transmission of notices, reports and proxy soliciting material	Reverse of Receipt – Paragraphs (14) and (16).

	(v)	The sale or exercise of rights	Reverse of Receipt - Paragraph (12).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt – Paragraphs (12) and (15).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (21) and (22) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Reverse of Receipt - Paragraph (16).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2) and (4).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Reverse of Receipt - Paragraph (18).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (7).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (11).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	(i) Amendment No. 1 to Deposit Agreement, dated as of February 5, 2004, by and among KT Corporation (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. ___ Filed herewith as Exhibit (a)(i).

(ii) Deposit Agreement, dated as of May 25, 1999, by and among the Company, the Depositary, and all Holders and Benefical Owners of American Depositary Shares issued thereunder. – Previously filed as exhibit (a)(i) to Post-Effective Amendment No. 1 to the Registration Statement on Form F-6, Reg. No. 333-13578, filed on February 3, 2004, and incorporated herein by reference.

(b)	Letter Agreement, dated as of October 1, 2007, by and between the Company and the Depositary. ___ Filed herwith as Exhibit (b).

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. ___ Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as May 25, 1999, of by and among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, as amended, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 13, 2025.

Legal entity created by the Deposit Agreement, as amended, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one-half (1/2) of one (1) share of common stock of KT Corporation.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Joseph Connor
Name: Joseph Connor
Title: Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, KT Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Seoul, The Republic of Korea, on February 13, 2025.

KT CORPORATION

By:	/s/ Young-Kyoon Yun
Name: Young-Kyoon Yun
Title: Investor Relations Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Young-Kyoon Yun to act as his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as she or he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on February 13, 2025.

Signature	Title

/s/ Young Shub Kim
Young Shub Kim	Representative Director and Chief Executive Officer
(Principal Executive Officer)

/s/ Min Jang
Min Jang	Chief Financial Officer and Executive Vice President
(Principal Financial Officer and Principal Accounting Officer)

/s/ Jong Soo Yoon
Jong Soo Yoon	Outside Director

/s/ Yong-Hun Kim
Yong-Hun Kim	Outside Director

/s/ Woo-Young Kwak
Woo-Young Kwak	Outside Director

Signature	Title

/s/ Yeong Kyun Ahn
Yeong Kyun Ahn	Outside Director

/s/ Seung Hoon Lee
Seung Hoon Lee	Outside Director

/s/ Seung Ah Theresa Cho
Seung Ah Theresa Cho	Outside Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this Registration Statement on Form F-6 in Cerritos, California on February 13, 2025.

KT America, Inc.

By:	/s/ Samil Lee
Name:	Samil Lee
Title:	Chief Executive Officer and President

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Amendment No. 1 to Deposit Agreement

(b)	Letter Agreement

(d)	Opinion of counsel to the Depositary

(e)	Rule 466 Certification